02047721

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2002

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Press Releases: June 5, 2002
2. Form 51-901F Quarterly and Year-End Report:
Third Quarter Ended 3/31/2002

PROCESSED
AUG 12 2002
THOMSON FINANCIAL

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412
(Registrant)

Date: July 3, 2002 By ____________________
Michael Huddy, President and Director

INTERNATIONAL BARRIER TECHNOLOGY INC.
#604-750 West Pender Street
Vancouver, BC
V6C 2T7
Tel: 604-689-0188

June 5, 2002

SYMBOL: IBH-TSXV

PRESS RELEASE

The Company announces that, subject to regulatory acceptance, it has granted stock options to directors of the Company in the amount of 830,000 common shares in the capital stock of the Company, at a price of $0.10 per share exercisable up to and including June 5, 2007.

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "DAVE CORCORAN"

David J. Corcoran
Director

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Barrier Technology Inc.	**March 31, 2002**	**02/05/28**

ISSUER'S ADDRESS **c/o 750 West Pender Street, Suite 604**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 2T7**	**604-689-9773**	**1-800-638-4570**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael Huddy	**Director**	**1-800-638-4570**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
info@intlbarrier.com	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Victor Yates"	**VICTOR YATES**	**02/05/28**
"David J. Corcoran"	**DAVID J. CORCORAN**	**02/05/28**

(Electronic signatures should be entered in "quotations")

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002

(Unaudited – See Notice to Reader)

TERRY AMISANO LTD.
KEVIN HANSON, C.A.

AMISANO HANSON
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the interim consolidated balance sheet of International Barrier Technology Inc. as at March 31, 2002 and the interim consolidated statements of loss, deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy of completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, Canada
May 16, 2002

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED BALANCE SHEET
March 31, 2002 and June 30, 2001
(Stated in Canadian Dollars)
(Unaudited - See Notice to Reader)

	(Unaudited) March 31, 2002	(Audited) June 30, 2001
ASSETS		
Current		
Cash	$ 3,564	$ -
Accounts receivable	59,082	164,133
Inventory	93,557	98,408
Prepaid expenses and deposits	9,476	1,127
	165,679	263,668
Deferred foreign exchange	150,514	111,717
Capital assets	1,047,935	1,134,670
Licence fees and technology	1	1
	$ 1,364,129	$ 1,510,056
LIABILITIES		
Current		
Bank indebtedness	$ -	$ 127,139
Accounts payable and accrued liabilities	530,882	381,295
Unearned income	7,137	12,744
Due to related parties	203,596	164,275
Current portion of long term debts	138,238	71,260
Current portion of obligation under capital leases	53,374	70,498
	933,227	827,211
Long term debts	72,536	148,822
Obligation under capital leases	1,048,650	1,040,007
	2,054,413	2,016,040
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	10,969,276	10,969,276
Deficit	(11,659,560)	(11,475,260)
	(690,284)	(505,984)
	$ 1,364,129	$ 1,510,056

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED STATEMENT OF LOSS
for the three and nine months ended March 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited - See Notice to Reader)

	Three months ended March 31, 2002	Three months ended March 31, 2001	Nine months ended March 31, 2002	Nine months ended March 31, 2001
Sales	$ 439,381	$ 362,953	$ 1,223,667	$ 1,252,091
Cost of goods sold	347,276	266,654	920,066	867,301
Gross profit	92,105	96,299	303,601	384,790
Operating Expenses				
Research and development	2,864	15,570	39,309	52,648
Royalties	7,722	8,227	24,077	30,076
	10,586	23,797	63,386	82,724
General and Administrative Expenses				
Accounting	2,737	3,330	22,813	13,507
Advertising	-	46	-	234
Amortization	27,546	31,188	85,699	85,137
Consulting	-	13	-	2,013
Filing fees and listing fees	461	5,287	4,519	10,725
Foreign exchange	5,727	14,485	27,372	30,244
Insurance	8,994	7,911	19,035	18,235
Interest and bank charges	13,286	17,200	32,453	28,485
Interest on long-term debt	9,305	17,314	32,267	35,467
Investor relations	-	9,630	-	28,890
Legal	-	11,000	1,350	13,220
Management fees	9,000	9,000	27,000	27,000
Office and miscellaneous	8,935	7,520	32,878	20,576
Telephone	2,338	2,424	5,195	6,710
Travel, promotion, trade shows	6,535	4,035	25,554	20,730
Wages and benefits	31,534	48,432	101,307	156,253
	126,398	188,815	417,442	497,426
Loss from operations before other items:	(44,879)	(116,313)	(177,227)	(195,360)
Other items:				
Interest income	-	-	-	3
Amortization of deferred foreign exchange	(2,891)	(1,684)	(7,073)	(5,053)
Net loss for the period	$ (47,770)	$ (117,997)	$ (184,300)	$ (200,410)
Loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
for the nine months ended March 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited - See Notice to Reader)

	2002	2001
Deficit, beginning of period	$ (11,475,260)	$ (11,046,388)
Net loss for the period	(184,300)	(200,410)
Deficit, end of period	$ (11,659,560)	$ (11,246,798)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and nine months ended March 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited - See Notice to Reader)

	Three months ended March 31, 2002	Three months ended March 31, 2001	Nine months ended March 31, 2002	Nine months ended March 31, 2001
Operating Activities				
Net loss for the period	$ (47,770)	$ (117,997)	$ (184,300)	$ (200,410)
Items not involving cash:				
Amortization of deferred foreign exchange	2,891	1,684	7,073	5,053
Amortization	27,546	31,188	85,699	85,137
Foreign exchange loss	5,471	6,518	15,269	9,266
Changes in non-cash working capital items related to operations:				
Accounts receivable	(13,962)	(60,146)	105,051	(10,903)
Prepaid expenses and deposits	(7,801)	(6,419)	(8,349)	(14,647)
Inventory	(8,993)	(34,736)	4,851	1,600
Accounts payable and accrued expenses	113,868	8,865	149,587	(39,059)
Due to related parties	15,354	(3,964)	39,321	18,236
	86,604	(175,007)	214,202	(145,727)
Investing Activity				
Purchase of capital assets	(100)	(43)	(200)	(43)
Financing Activities				
Increase (decrease) in unearned income	7	(6,988)	(5,607)	(21,973)
Decrease in long-term debt	(6,526)	-	(19,133)	(13,829)
Decrease in obligation under capital lease	(33,333)	(17,379)	(58,559)	(54,818)
Increase in common shares	-	235,842	-	235,842
	(39,852)	211,475	(83,299)	145,222
Net increase (decrease) in cash during the period	46,652	36,425	130,703	(548)
Cash deficiency, at beginning of the period	(43,088)	(85,879)	(127,139)	(48,906)
Cash (cash deficiency), at end of the period	$ 3,564	$ (49,454)	$ 3,564	$ (49,454)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the nine months ended March 31, 2002
(Stated in Canadian Dollars)
(Unaudited - See Notice to Reader)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in financial position for the interim periods presented. It is suggested that these interim financial statements be read in conjunction with the company's June 30, 2001 annual financial statements. These financial statements follow the same accounting policies and methods as the company's June 30, 2001 annual financial statements.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

	March 31, 2002	
Issued:	Number	$
Balance, beginning and end of period	12,538,355	10,969,276

Escrow:

At March 31, 2002, 173,452 shares are held in escrow by the company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At March 31, 2002, the company has granted the directors and employees the option to purchase 1,080,000 common shares of the company. The options are granted with an exercise price equal to the market price of the company's shares on the date of the grants.

A summary of the status of company's share purchase plan as of March 31, 2002 is presented below:

	2002	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the period	1,240,000	$0.10
Expired	(160,000)	$0.10
Options outstanding and exercisable at end of the period	1,080,000	$0.10

(Stated in Canadian Dollars)

Note 2 Share Capital – (cont'd)

Commitments: – (cont'd)

Stock-based Compensation Plan – (cont'd)

The following summarizes information about stock options outstanding at March 31, 2002:

Number	Exercise Price	Expiry Date
1,080,000	$0.10	February 28, 2003

Note 3 Related Party Transactions

During the periods ended March 31, the Company incurred the following expenses with directors and a private company with a common director:

	Three months ended March 31, 2002	Three months ended March 31, 2001	Nine months ended March 31, 2002	Nine months ended March 31, 2001
Interest	$ 4,379	$ 1,503	$ 12,321	$ 9,986
Management fees	9,000	9,000	27,000	27,000
Wages	21,787	34,054	92,595	102,161
	$ 35,166	$ 44,557	$ 131,916	$ 139,157

Note 4 United States Accounting Principles

	2002	2001
Net loss for the period per Canadian and US GAAP	$ (184,300)	$ (200,410)
Basic loss per share per US GAAP	$ (0.01)	$ (0.02)
Weighted average number of shares outstanding per US GAAP	12,538,355	10,385,245

INTERNATIONAL BARRIER TECHNOLOGY INC.
QUARTERLY REPORT
for the nine month period ended March 31, 2002

Schedule A: Financial Information
– See financial statements attached

Schedule B:

1. Analysis of expenses and deferred costs:

General and administrative expenses
– See financial statements attached

Cost of goods sold		
Materials	$	605,114
Plant wages		160,491
Plant overhead		154,461
	$	920,066

2. Related party transactions
– See Note 3 to the financial statements attached

3. Summary of securities issued and options granted during the period:
   a) There were no securities issued during the period under review:
   b) There were no options granted during the period under review.

4. Summary of securities as at the end of the reporting period:
   a) Description of authorized share capital including number of shares:
      – See Note 2 to the financial statements
   b) Number and recorded value of shares issued and outstanding:
      – See Note 2 to the financial statements
   c) Description of options, warrants and convertible securities outstanding:
      – See Note 2 to the financial statements
   d) Number of shares in each class of shares subject to escrow or pooling agreements: 173,452

5. List of Directors and Officers: David Corcoran, Director
Victor Yates, Director
Michael Huddy, President and Director
Tom Corcoran, Secretary

Schedule C: Management Discussion
– See attached

INTERNATIONAL BARRIER TECHNOLOGY INC.
QUARTERLY REPORT
for the nine month period ended March 31, 2002

Schedule C: Management Discussion

President's Message

International Barrier Technology Inc.'s ("Barrier") principal business activity is the manufacture and sale of fire-rated building materials in the United States market place.

Sales

Sales reported for the nine months ended March 31, 2002 were $1,223,667 representing a 2.3% decrease over the nine months ended March 31, 2001. For the three month period ending March 31, 2002, however, sales were actually 21.1% higher than in the comparative period. Gross profit for the nine month period was down 21% (to $303,601) and 4.4% (to $92,105) for the three month period relative to last year. Barrier experienced a $184,300 operating loss for the nine months ended March 31, 2002 compared to an operating loss of $200,410 in the comparative period. This is the second consecutive quarter where sales and operating losses have improved significantly from the pervious year.

Cost of Goods Sold

Cost of goods sold were $920,006 compared to $867,301 for the nine month period ending March 31, 2002 and 2001 respectfully. Volume of product shipped decreased 17.1% compared to the comparative nine month period. While business to all roof deck markets increased, however, the loss of the Japanese business, through the AFM Company (668,500 sq.ft. versus 37,500 sq.ft. in the nine months ending March 31, 2001 and 2002 respectfully) was difficult to make-up. Non-AFM business in the three month period ending March 31, 2002 was up 30.3% while non-AFM business in the nine month period was up 5.1%. As reported previously, the Japanese market for AFM produced panels utilizing Blazeguard was terminated in January 2001. Cost of goods sold are directly linked to volume of product produced and shipped.

Operating Expenses

For the nine month period ended March 31, 2002, operating expenses decreased from $82,724 to $63,386. This decrease in cost was due to a reduction in the amount of effort being expended on the development of new products and processing technology at the Watkins manufacturing facility. Licensee fee expenses for the US rights to the Pyrotite Technology continue to be 3% of gross sales with a US$50,000 minimum. Barrier continues to pay the minimum royalty expense.

General and Administrative Expenses

General and administrative expenses for the nine month period ended March 31, 2002 totalled $417,442, down from $497,426 reported in the comparable fiscal period in 2001. While accounting, interest expense, office and insurance charges were all up slightly, wages and benefits dropped from $156,253 to $101,307. This drop in wages is further reflection of the economies being realized from the "automated spray" improvements made to the production line in 2000. Additionally, Barrier incurred no costs for investor relations during this period.

Related party expenses totalled $131,916 for the nine months ended March 31, 2002 consisting of interest - $12,321; management fees - $27,000 and wages - $92,595. Related party expenses were incurred with directors and a private company with a common director.

New Market Developments

New market developments continue to provide opportunity for future sales. These markets include modular buildings (especially remote equipment shelters), commercial roof deck applications, and such specialty applications as elevator cab manufacture. Barrier has been working diligently since March 2001 to develop a "finished" fire-rated wall panel that can be used in remote equipment shelters as an interior fire-restive wall. In the past, remote equipment shelter applications have used plastic overlaid panels exclusively. Recent building code interpretations however, have made fire resistance a necessity. Plastic burns readily with dangerous "smoke-developed" properties making it a dangerous choice even if used in combination with fire-rated sheet rock. Barrier's Blazeguard product provides a cost effective alternative to plastic/sheet rock overlaid panels but Blazeguard needs to be finished with a surface coating that will compete in serviceability to plastic.

The Tnemec Paint Company, a respected producer of paint systems for commercial applications in the United States, has been instrumental in helping Barrier develop the appropriate finishing/painting technology required to provide panel that meets the needs of the remote equipment shelter market. Barrier has prepared samples utilizing existing equipment in the manufacturing facility in Watkins, Minnesota. Barrier believes that this panel will compete favorably with plastic overlaid panels, at similar pricing but have the advantage of being "Class A" fire rated. Barrier intends to work in concert with the Tnemec Paint Company to introduce this panel to a variety of modular building manufacturers in 2002.

Barrier has previously discussed the potential of utilizing the Blazeguard product in concert with SIP panels in a variety of modular building applications. This market development was being spearheaded by AFM who has been working with one of the largest modular home builders in the United States. Unfortunately, the market for modular homes has been relatively depressed in the last six months and in this climate the modular home industry specifically, those companies AFM has been working with have been disinclined to develop something new. AFM and Barrier remain confident however that in the New Year, these modular home companies will resurrect their interest in fire-rated SIP panels.

Barrier was approached during the summer of 2001 by a manufacturer of "fastening" systems for commercial roof deck applications. This fastener manufacturer purportedly has a number of clients who are keenly interested in the development of a commercial roof deck that will compete with steel. The only hold-up in their development was to gain a fire-rating to their system. In all of the test protocols conducted so far, the Blazeguard commercial roof deck application has been superior to anything else tested. Currently, the fastener company is conducting test market simulations to gauge the interest of commercial roofing contractors. Barrier is scheduled to meet with the supplier of the commercial roof deck at a testing laboratory in May, 2002 to continue the produce development work required to bring this system to market. All testing expenses are being paid by the commercial roof deck supplier.

Barrier's existing market applications continue to provide the basis of sales and fund the current cash flow requirements of the company. New construction in multi-family residential building projects has emerged as our latest and most stable market. Barrier's Florida wholesale distributor is currently purchasing product at a higher rate that ever and Florida has become the best US market for the Blazeguard product.

The Lowe's Contractor Yard's experienced a slowdown in sales between the months of December 2000 and May 2001. Since that date however, their building clients have re-established multi-family development projects and the Lowe's business has risen to "pre-slowdown" levels. Lowe's business to date is up more than 53% in the nine month period ending March 31, 2002 as compared to 2001. While Blazeguard continues to be the only fire-rated sheathing the Lowe's Company has approved to sell, Barriers' business has not yet been offered in their "home center" stores. Blazeguard is sold exclusively to the Contractor Yard Division within the Lowe's Company.

Manufacturers Reserve Supply, Inc., Barrier's wholesale lumber distributor in New Jersey and eastern Pennsylvania continues to be a significant important customer. Their business however remains focused on FRT "Roof replacement" projects at the expense of exciting opportunities in new construction. Many of the remaining FRT replacement projects have already been completed and the State of New Jersey has terminated their program of helping to fund FRT replacement projects with public money. Consequently, sales into this geography have fallen. Barrier has communicated the importance of establishing a "new construction" focus to MRS's Blazeguard sales and marketing efforts in the coming year. MRS has expressed their willingness to improve in this endeavour.

Finally, Barrier has completed the first quarter of a new sales and marketing agreement with a manufacturers representative company covering the State of Florida. Building Products of Florida, Inc. is well positioned in the State to provide sales and marketing assistance to Barrier and our distribution network in the State. The company has begun the process of providing sales and marketing assistance for a sales commission on all products shipped into the state. Volume targets have been established at one million sq. ft. for the year, an approximate doubling of sales in the 2001 calendar year. This relationship will provide a prototype of similar relationship to be created in other geographies. Barrier believes that the building products distribution network requires committed sales representation accountable directly to the manufacturer to maximize sales

Working Capital

At March 31, 2002, Barrier had a working capital deficiency of $767,548. Management of Barrier is currently filing Form 15C2-11 with the NASDAQ which should assist in additional equity financings for the Company. Management believes that anticipated additional equity financings, after the approval of the Form 15C2-11, will enable Barrier to meet ongoing financial obligations.

Michael D. Huddy, PhD., President, Director

"Michael D. Huddy"

International Barrier Technology Inc.
Watkins, Minnestoa, USA